UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Espírito Santo Overseas Limited	Commission File Number 333-10696/333-10696-01 Banco Espírito Santo, S.A.

(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Ansbacher House, Janett Street George Town, Grand Cayman Cayman Islands	Avenida da Liberdade, 195 1250-142 Lisbon Portugal

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Non-Cumulative Guaranteed Preference Shares, Series B (par value $25 each)

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date:70

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Espírito Santo Overseas Limited and Banco Espírito Santo, S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Date: June 24, 2004

Espírito Santo Overseas Limited

By:	/s/ Ricardo Espírito Santo Silva Salgado
Name: Ricardo Espírito Santo Silva Salgado
Title: Director

By:	/s/ José Manuel Pinheiro Espírito Santo Silva
Name: José Manuel Pinheiro Espírito Santo Silva
Title: Director

Banco Espírito Santo, S.A.

By:	/s/ Amilcar Morais Pires
Name: Amilcar Morais Pires
Title: Director

By:	/s/ Rui Silveira
Name: Rui Silveira
Title: Director